Exhibit 2

Privileged and Confidential

DEPOSIT agreement

THIS DEPOSIT AGREEMENT (this “Agreement”) is made on September 30, 2025 by and among:

(1)	Each of the individuals listed on Schedule 1 (each, a “Mericorn Shareholder”, together the “Mericorn Shareholders”); and

(2)	Power Partner Capital Limited, a private company incorporated under the laws of Hong Kong (“Power Partner”).

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

(A)	As of the date hereof, the Mericorn Shareholders are the registered and beneficial owners of an aggregate of 9,999 ordinary shares (representing 99.99% of the issued and outstanding share capital of the Company, the “Target Shares”) of Mericorn Company Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”);

(B)	The Target Shares are currently subject to lock-up restrictions pursuant to certain lock-up agreements, which restrictions are expected to expire on January 11, 2026 (the “Lock-up Expiry Date”);

(C)	Power Partner desires to express its serious interest in negotiating the acquisition of the Target Shares from the Mericorn Shareholders following the Lock-up Expiry Date; and

(D)	The Parties intend for this Agreement to set forth the terms and conditions governing the payment of a deposit by Power Partner to the Mericorn Shareholders as a demonstration of Power Partner’s commitment to such negotiations.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

Section 1
Payment of DEPOSIT

1.1	Power Partner shall, within five (5) business days from the date hereof, pay a deposit in the amount of US$1,605,000 (the “Deposit”) to the Mericorn Shareholders’ designated bank account set forth in Schedule 2. The Deposit shall be made by wire transfer of immediately available funds in US dollar.

Section 2
PURPOSE OF DEPOSIT; NEGOTIATION PERIOD

2.1	The payment of the Deposit is made to demonstrate Power Partner’s serious intention to negotiate in good faith with the Mericorn Shareholders with a view to entering into a definitive share purchase agreement (the “Definitive Agreement”) for the acquisition of the Target Shares following the Lock-up Expiry Date (the “Proposed Transfer”).

2.2	The Parties agree to initiate good faith negotiations for the Proposed Transfer promptly following the Lock-up Expiry Date. The exclusive period for such negotiations shall commence on the Lock-up Expiry Date (excluding such date) until January 31, 2026 (the “Negotiation Period”).

Section 3
CONSEQUENCES UPON EXPIRY OF NEGOTIATION PERIOD

3.1	If the Definitive Agreement is not entered into on or before the expiry of the Negotiation Period primarily for reasons not attributable to Power Partner, the Mericorn Shareholders shall, severally and jointly, be obligated to refund to Power Partner within two (2) business days following the expiry of the Negotiation Period the full amount of the Deposit, along with interest accrued thereon at a rate of ten percent (10%) per annum from the date of actual receipt by the Mericorn Shareholders’ designated bank account until the date of actual repayment.

3.2	If the Definitive Agreement is not entered into on or before the expiry of the Negotiation Period solely for reasons attributable to Power Partner, the Mericorn Shareholders are entitled to an amount equal to the result of (i) the Deposit, multiplied by (ii) a rate of ten percent (10%) per annum from the payment date of the Deposit until the expiry of the Negotiation Period. The Mericorn Shareholders may deduct such amount from the Deposit and shall, severally and jointly, return the remaining balance of the Deposit to Power Partner within two (2) business days following the expiry of the Negotiation Period.

3.3	If the Parties execute the Definitive Agreement on or before the expiry of the Negotiation Period, the Parties agree that, subject to the terms and conditions of the Definitive Agreement, the Deposit shall be automatically applied towards and credited against the purchase price payable by Power Partner under the Definitive Agreement.

Section 4
WARRANTIES AND representations
of Mericorn Shareholders

The Mericorn Shareholders, severally and jointly, represent and warrant to Power Partner as of the date hereof and as of the Deposit payment date that:

4.1	Each Mericorn Shareholder is a natural person of full legal capacity and has the absolute right, power, and authority to execute and deliver this Agreement and to carry out and perform such Mericorn Shareholder obligations under this Agreement.

4.2	All actions on each Mericorn Shareholder’s part necessary for the execution and delivery of this Agreement and the performance of any obligations of such Mericorn Shareholder hereunder shall have been taken. This Agreement, when executed and delivered, constitutes valid and legally binding obligations of each Mericorn Shareholder, enforceable against it in accordance with its terms.

4.3	The execution, delivery and performance of this Agreement by each Mericorn Shareholder do not and will not conflict with or result in the breach of any agreement, instrument, order, judgment, decree, law or governmental regulation to which such Mericorn Shareholder is subject.

4.4	The execution, delivery and performance of this Agreement by each Mericorn Shareholder and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental authority.

4.5	As of the date hereof, the entire issued and outstanding share capital of the Company consists of 10,000 ordinary shares (the “Shares”), which have been duly and validly issued, fully paid-up, and are non-assessable and free and clear of any and all liens, encumbrances, pledges, charges, options, pre-emptive rights, rights of first refusal, equities, claims, third-party rights, or other restrictions or limitations of any kind whatsoever. Except for the Shares, there are no other Equity Securities of the Company. The registered and beneficial holders of the Shares are as follows: (a) the Mericorn Shareholders (as listed in Schedule 1) collectively hold 9,999 ordinary shares; and (b) CHOO WAI HANG (ID Number: ) holds 1 ordinary share. Save for the foregoing individuals, there are no other registered or beneficial owners of any Equity Securities of the Company. The issuance and subscription for all of the Company’s Equity Securities were effected in material compliance with all applicable laws, the Company’s constitutional documents (including its memorandum and articles of association), and any agreements to which the Company is a party. No past or present shareholder has any claim against the Company for any reason in connection with the issuance or ownership of any Equity Securities of the Company. For the purposes of this Agreement, “Equity Securities” means, with respect to any person that is a legal entity, any and all of the shares, share capital, registered capital, ownership interests, membership interests, partnership interests, units, profit interests, or equity interests of such person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans or similar rights with respect to such person, or any contract of any kind for the purchase or acquisition from such person of any of the foregoing, either directly or indirectly.

Section 5
WARRANTIES AND representations
of Power Partner

Power Partner represents and warrants to each of the Mericorn Shareholders as of the date hereof that:

5.1	It is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, or by virtue of, the applicable laws of the jurisdiction of its incorporation or establishment. It has the necessary power and authority to execute and deliver this Agreement, to carry out its obligations hereunder.

5.2	All of the corporate actions necessary for the authorization, execution and delivery of this Agreement have been taken. This Agreement, when executed and delivered, constitutes valid and legally binding obligations of Power Partner, enforceable against it in accordance with its terms.

Section 6
COVENANTS AND OTHER AGREEMENTS

6.1	Each of the Mericorn Shareholders agrees and covenants that, from the date of this Agreement until the closing of the transactions contemplated under the Definitive Agreement (the “Closing”), except as required by applicable law or as contemplated or permitted by this Agreement, the business of the Company and its subsidiaries (collectively, the “Group Companies”) shall only be conducted in the ordinary course of business and consistent with past practice, as a going concern and in compliance with applicable laws. Further, from the date hereof until the Closing, except as contemplated by this Agreement or otherwise consented by Power Partner in writing in advance, the Mericorn Shareholders shall cause each Group Company not to:

(a)	amend its charter documents;

(b)	issue, sell or authorize the issuance or sale of its Equity Securities; reclassify, repurchase, redeem, spit, cancel its Equity Securities or otherwise change its capitalization;

(c)	declare, set aside, authorize or pay any dividend or other distribution (including by way of redemption, repurchase or otherwise) by any Group Company to its shareholders in cash or property;

(d)	incur any loan or any other indebtedness from banks or any other person, except for indebtedness incurred in the ordinary course of business and in compliance with past practice;

(e)	create any encumbrance on any undertaking, properties, assets or rights of any Group Company, except for encumbrances created in the ordinary course of business and in compliance with past practice;

(f)	provide or advance any loans or lines or credits to any person, except for any loans or credits provided or advanced in the ordinary course of business and in compliance with past practice and such loans or credits not exceeding US$100,000;

(g)	establish any subsidiary, joint venture, branch, liaison office or similar entities;

(h)	invest in any other person, or otherwise acquire any Equity Securities, business, undertaking, assets, intellectual properties, or goodwill of any other person, except for those conducted in the ordinary course of business and in compliance with past practice;

(i)	sell, lease, license or otherwise dispose of any business, undertaking, assets, intellectual properties, goodwill of any Group Company;

(j)	initiate, settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against any Group Company, or (B) any litigation, investigation, arbitration, proceeding or other claim that relates to this Agreement; and

(k)	any agreement, commitment or undertaking to do any of the foregoing.

6.2	From the date hereof until the Closing, the Mericorn Shareholder Representative shall promptly notify Power Partner of:

(a)	any notice or other communication (written or oral) from any person alleging the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

(b)	any notice or other communication (written or oral) from any governmental authority in connection with the transactions contemplated by this Agreement;

(c)	any action, suit, claim, investigation or proceeding commenced that relates to the consummation of the transactions contemplated by this Agreement;

(d)	any failure of the Mericorn Shareholders to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder; and

(e)	any written or oral communication from Nasdaq (A) stating its intention to suspend, delist, or initiate a review or proceeding that could lead to the suspension or delisting of Mega Fortune Company Limited, an exempted company incorporated under the laws of the Cayman Islands with its shares listed on The Nasdaq Capital Market (“MGRT”), or (B) identifying any non-compliance with the Nasdaq Rules in connection with MGRT.

provided, however, that the delivery of any notice pursuant to this Section 6.2 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

6.3	Power Partner and CHOO WAI HANG have entered into a share purchase agreement around the date hereof (the “Choo SPA”), pursuant to which Power Partner, upon the closing thereunder, shall have the right to appoint the directors of the Company, and the board of directors of the Company shall be constituted accordingly. The Mericorn Shareholders shall not, and shall procure that the Company shall not, (a) remove, suspend, or seek to remove or suspend any director of the Company who was designated or appointed by Power Partner (each, a “Designated Director”) prior to the Closing; (b) take any action or make any resolution to facilitate, effect, or otherwise give effect to the removal or suspension of any Designated Director; or (c) appoint, elect, or approve any person as a director of the Company to fill a vacancy created by, or in substitution for, any Designated Director (other than a replacement director designated by Power Partner in writing). The Mericorn Shareholders shall ensure that the composition of the board of directors of the Company as it exists immediately following the appointments made pursuant to the Choo SPA shall remain unchanged until the Closing.

Section 7
SEVERAL AND JOINT LIABILITY

7.1	Each Mericorn Shareholder undertakes and agrees to be severally and jointly liable with each other Mericorn Shareholder for all obligations, representations, warranties, and liabilities of the Mericorn Shareholders under this Agreement, including, without limitation, the obligation to refund the Deposit and accrued interest in accordance with Section 3 hereof.

Section 8
NO OFFER OR CONTRACT TO SELL

8.1	This Agreement is not, and shall not be deemed to constitute, an offer, contract, or commitment to sell the Target Shares. No binding agreement for the sale and purchase of the Target Shares shall be deemed to exist unless and until a Definitive Agreement has been duly executed and delivered by all Parties.

8.2	Each Mericorn Shareholder hereby severally and jointly covenants and agrees that, from the date hereof until the earlier of (i) the execution of the Definitive Agreement, or (ii) the expiry of the Negotiation Period without the execution of the Definitive Agreement, such Mericorn Shareholder shall not, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant for the sale of, lend, or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any Equity Securities of the Company or other securities convertible into or exchangeable or exercisable for such Equity Securities or derivatives thereof that are owned by such Mericorn Shareholder, whether owned prior to the date hereof or acquired hereafter (including, without limitation, the Target Shares) with any person other than Power Partner, and such Mericorn Shareholder shall not discuss or negotiate any arrangement in connection with or for the purposes of the foregoing activities.

Section 9
NO PARTNERSHIP

9.1	None of the provisions of this Agreement shall be deemed to constitute a partnership among the Parties and no Party has authority to bind any other Party in any way.

Section 10
CONFIDENTIALITY AND NON DISCLOSURE

10.1	The terms and conditions of this Agreement, including its existence and the Parties, and the information concerning the Parties or their respective affiliates (collectively, the “Confidential Information”) shall be considered confidential information of such Party. Each Party shall not disclose any Confidential Information of any other Party to any other third party except that (a) each Party, as appropriate, may disclose any of the Confidential Information to its shareholders, general partners, existing and prospective limited partners, banks, financing sources, fund managers, directors, employees, accountants and attorneys, in each case on a need-to-know basis who are subject to confidentiality restrictions substantially similar to the confidentiality restrictions herein; and (b) if any Party is requested by any governmental authority or becomes legally compelled (including without limitation, pursuant to securities laws, the listing rules and the regulations) to disclose the existence or content of any of the Confidential Information in contravention of the provisions of this Section 10, such Party shall promptly provide each other Party with written notice of that fact so that such other Party may seek a protective order, confidential treatment or other appropriate remedy and in any event shall furnish only that portion of the information that is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information.

10.2	No announcement regarding the transactions contemplated hereby or any Confidential Information of any other Party hereto shall be made by a Party in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public without the prior written consent from each other Party.

Section 11
GOVERNING LAW AND DISPUTE RESOLUTION

11.1	This Agreement shall be governed by and construed under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), without regard to principles of conflict of laws thereunder.

11.2	Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be submitted to arbitration upon the request of any Party with notice (the “Arbitration Notice”) to any other Party. The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Arbitration Rules”) in force at the time when the Arbitration Notice is submitted. There shall be three (3) arbitrators. The complainant and the respondent to such Dispute shall each select one arbitrator within twenty (20) days after the date of the Arbitration Notice (the “Selection Period”). Such arbitrators shall be freely selected, and the Parties shall not be limited in their selection to any prescribed list. The chairman of the HKIAC shall select the third arbitrator who shall serve as the presiding arbitrator. If either Party to the arbitration fails to appoint an arbitrator within the Selection Period, the relevant appointment shall be made by the chairman of the HKIAC. The arbitral proceedings shall be conducted in English. The seat of arbitration is Hong Kong. To the extent that the HKIAC Arbitration Rules are in conflict with the provisions of this Section 11.2, including the provisions concerning the appointment of the arbitrators, this Section 11.2 shall prevail. Each Party to the arbitration shall cooperate with each other Party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other Party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such Party. The award of the arbitral tribunal shall be final and binding upon the Parties thereto, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award. The arbitral tribunal shall decide any Dispute submitted by the Party(ies) to the arbitration strictly in accordance with the substantive laws of Hong Kong (without regard to principles of laws thereunder) and shall not apply any other substantive law. Any Party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal. During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Section 12
miscellaneous

12.1	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties whose rights or obligations hereunder are affected by such terms and conditions. This Agreement and the rights and obligations of any Party hereunder shall not be assigned without the written consent of each other Party, provided that Power Partner shall have the right to assign the rights and obligations hereunder to any of its affiliates. Except as otherwise provided herein and other than the successors and assigns of a Party hereto, the Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the laws of Hong Kong), by any person who is not a Party to this Agreement.

12.2	Entire Agreement. This Agreement and the schedules, exhibits and annex hereto, constitute the entire understanding and agreement among the Parties with regard to the subjects hereof and supersedes any and all of the prior negotiations, correspondence, agreements, understandings, duties or obligations among the Parties in respect of the subject matter hereof.

12.3	Notices. Any notice required or permitted by this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, electronic mail or similar means to the address of the relevant Party as shown on Schedule 2 (or at such other address as such Party may designate by ten (10) business days’ advance written notice to each other Party given in accordance with this Section). Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through a recognized courier a letter containing the notice, with a written confirmation of delivery, and to have been effected at the earlier of (a) delivery (or when delivery is refused) and (b) expiration of two (2) business days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected when sent if such day is a business day and if sent during normal business hours of the recipient, or otherwise on the next business day.

12.4	Effectiveness, Amendments and Waivers. This Agreement shall become effective on the first date written above upon due execution by the Parties. Any term of this Agreement may be amended with the written consent of Power Partner and the Mericorn Shareholder Representative. Any amendment effected in accordance with this paragraph shall be binding upon each of the Parties.

12.5	Taxes and Expenses. The Parties shall be liable for its own taxes in accordance with the applicable laws. Each of the Parties shall be liable for its own costs and expenses incurred in connection with the negotiation, preparation and execution of this Agreement and any transaction contemplated hereunder.

12.6	Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such applicable law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

12.7	Remedies. Without prejudice to any other rights or remedies that a Party may have under this Agreement, each Party acknowledges and agrees that the damages alone would not be an adequate remedy for any breach of the terms of this Agreement. Accordingly, any Party shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement.

12.8	No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

12.9	Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

12.10	No Presumption. The Parties acknowledge that each Party has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

12.11	Mericorn Shareholder Representative. Each Mericorn Shareholder hereby irrevocably nominates, constitutes and appoints TAM TAK SENG (the “Mericorn Shareholder Representative”) as his or her agent and true lawful attorney in fact, with full power of substitution, to act in the name, place and stead of such Mericorn Shareholder for purposes of executing any documents and taking any actions that the Mericorn Shareholder Representative may, in his sole discretion, determine to be necessary, desirable or appropriate in connection with the Mericorn Shareholder Representative’s duties and obligations under this Agreement. Each Mericorn Shareholder hereby grants to the Mericorn Shareholder Representative full authority to execute, deliver, acknowledge, certify and file on behalf of such Mericorn Shareholder (in the name of any or all of the Mericorn Shareholders or otherwise) any and all documents that the Mericorn Shareholder Representative may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Mericorn Shareholder Representative may, in his sole discretion, determine to be appropriate, in performing his duties as contemplated by this Agreement, including any amendment to or waiver of any term of this Agreement. Each Mericorn Shareholder recognizes and intends that the power of attorney granted in this Section 12.11 is coupled with an interest and is irrevocable and shall survive the death, incapacity, dissolution, liquidation or winding up of each Mericorn Shareholder. If the Mericorn Shareholder Representative resigns or is otherwise unable to fulfill his responsibilities hereunder, including, in the event the Mericorn Shareholder Representative dies or is disabled, the Mericorn Shareholders shall within ten (10) days after such resignation, inability, death, or disability, appoint a successor to the Mericorn Shareholder Representative (who shall be reasonably satisfactory to Power Partner) and immediately thereafter notify Power Partner of the identity of such successor. Any such successor shall succeed the Mericorn Shareholder Representative as the Mericorn Shareholder Representative hereunder. If for any reason there is no Mericorn Shareholder Representative at any time, all references herein to the Mericorn Shareholder Representative shall be deemed to refer to the Mericorn Shareholders. Any decision, act, omission, consent or instruction of the Mericorn Shareholder Representative in accordance with this Agreement shall constitute a decision of all Mericorn Shareholders and shall be final, binding and conclusive upon each Mericorn Shareholder and such Mericorn Shareholder’s successors as if expressly confirmed and ratified in writing by such Mericorn Shareholder, and all defenses which may be available to any Mericorn Shareholder to contest, negate or disaffirm the action of the Mericorn Shareholder Representative taken in good faith under this Agreement are waived, and Power Partner may rely upon any decision, act, omission, consent or instruction of the Mericorn Shareholder Representative as being the decision, act, omission, consent or instruction of each Mericorn Shareholder. Power Partner is hereby relieved from any liability to any person for any acts done by Power Partner in accordance with any such decision, act, omission, consent or instruction of the Mericorn Shareholder Representative.

12.12	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

IP TSZ YING

/s/ IP TSZ YING

[Signature Page to Deposit Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

TIN SZE WAI

/s/ TIN SZE WAI

[Signature Page to Deposit Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

TAM TAK SENG

/s/ TAM TAK SENG

[Signature Page to Deposit Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

WONG KA KI

/s/ WONG KA KI

[Signature Page to Deposit Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Power Partner Capital Limited

By:	/s/ LIN Xiaodong
Name:	LIN Xiaodong
Title:	Authorized Representative

[Signature Page to Deposit Agreement – Mericorn Company Limited]

SCHEDULE 1
LIST OF MERICORN SHAREHOLDERS

Name of Mericorn Shareholders	ID Number
IP TSZ YING
TIN SZE WAI
TAM TAK SENG
WONG KA KI

Schedule 1

SCHEDULE 2
BANK ACCOUNT INFORMATION

Schedule 2

SCHEDULE 3
ADDRESSES FOR NOTICES

Schedule 3